UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Veramark Technologies, Inc.

(Name of Subject Company (issuer))

Varsity Acquisition, LLC

(Names of Filing Persons (Offeror))

Common Stock, $.10 Par Value

(Title of Class of Securities)

923351100

(CUSIP Number of Class of Securities)

James Zedella

Varsity Acquisition, LLC

4000 Executive Parkway, Suite 515

San Ramon, CA 94583

(925) 355-0110

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Leslie Drockton, Esq.

Benesch Friedlander Coplan & Aronoff LLP

200 Public Square, Suite 2300

Cleveland, Ohio 44114

(216) 363-4500

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Exhibit Index

Exhibit Number

99.1	Press Release of Veramark Technologies, Inc., dated May 1, 2013